UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-9699

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699, as modified by an order issued on December 6, 2002, Release No. 35-27612 in File No. 70-10063 (collectively, the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period October 1, 2002 through December 31, 2002.


                                          Respectfully submitted,



                                          By:  /s/Alfred C. Bereche
                                               ----------------------------
                                               Alfred C. Bereche
                                               Assistant General Counsel

Dated: March 31, 2003

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                         QUARTER ENDED DECEMBER 31, 2002


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

                     Answer:

                                                                                     Average
                                                                                   Market Price             Average Issuance Price
                                                          Shares Issued          for the Quarter               for the Quarter
                                                          -------------          ---------------               ---------------
Employee Discount Stock Purchase Plan                         44,966                 $33.4050                       $30.0650
Employee Discount Stock Purchase Plan                          9,811                 $36.4900                       $32.8410
Reinvestment
Open Enrollment Plan                                          49,475                 $35.0140                       $35.0140
Open Enrollment Plan Reinvestment                            159,656                 $36.4900                       $36.4900
401k*                                                        251,981                 $35.5150                       $35.5150
Employee Stock Options/Restricted Stock                       46,667                 $35.2900                       $23.0400

Total                                                        562,556             ---------------               ---------------

* Shares are not issued at a discounted price; rather, equivalent discount amount reflected as additional shares purchased and added to a participant's account. Approximately 50% of participants are not eligible for the equivalent discount.

     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

                     Answer: None

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

                     Answer: None

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.





                     Answer:

       Letter Of Credit                                           Incremental          Total Amount             Terms
       ----------------                                             Amount
         Beneficiary           Purpose                              ($000)                ($000)               (Date)
                                                                    ------                ------
           Cologne             LILCO Workers                         1,268                 1,268               Expires
                               Compensation                                                                   12/30/03
                               Program dating back
                               to 1993/1994.



     (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

                     Answer: None

     (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

                     Answer: None

     (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

                     Answer: None

     (h) The market-to-book ratio of KeySpan's common stock.

                    Answer: 1.70 (closing price as of December 31, 2002 ($35.24) / Book value ($20.67))

     (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

                     Answer: None

     (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                     Answer: None

     (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.


                     Answer:

                                                                                                             Average
                                         Issuance                Outstanding at          Average             Maturity
............................... ............................. ....................... ................ ......................
                                          ($000)                    Month End             Yield              (# days)
                                                                     ($000)
............................... ............................. ....................... ................ ......................
October                                   197,000                    495,160              1.88%                63.2
............................... ............................. ....................... ................ ......................
November                                  535,207                    595,936              1.68%                74.1
............................... ............................. ....................... ................ ......................
December                                  630,750                    915,717              1.52%                68.6
------------------------------ ----------------------------- ----------------------- ---------------- ----------------------


     (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

                     Answer: None

     (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                     Answer: None

     (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

                     Answer:  See Appendix A hereto.

     (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

                     Answer:  See Appendix B hereto.

     (p) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

                     Answer:  See Appendix C hereto.

                                   APPENDIX A

Capital Structure at 12/31/02

                                         Consolidated                            Essex Gas Company

                                                    Percent of                                 Percent of
                              Thousands of Dollars     Total             Thousands of Dollars    Total
                             -------------------------------------      ------------------------------------
Common Stock                           3,005,354           32.74%                    60,383          32.21%
Retained Earnings                        522,835            5.70%                     6,112           3.26%
Other Comprehensive Income              (108,423)           (1.18)%                    (183)          (0.10)%
Treasury Stock                          (475,174)           (5.18)%                       -           0.00%
                             -------------------------------------      ------------------------------------
     Total Common Equity               2,944,592           32.08%                    66,312          35.37%
Preferred Stock                           83,849            0.91%                         -           0.00%
Commercial Paper                         915,697            9.98%
Long-term Debt                         5,235,494           57.03%                    18,265           9.74%
Intercompany Long term Debt                    -            0.00%                   102,909          54.89%
                             -------------------------------------      ------------------------------------
Total Capitalization                   9,179,632          100.00%                   187,486         100.00%
                             =====================================      ====================================

Debt to Capitalization                    67.92%                                     64.63%


                                    KeySpan Generation LLC                 EnergyNorth Natural Gas, Inc.

                                                    Percent of                                 Percent of
                              Thousands of Dollars     Total             Thousands of Dollars    Total
                             -------------------------------------      ------------------------------------
Common Stock                             192,064           35.36%                   223,653          96.54%
Retained Earnings                         32,759            6.03%                   (71,679)         (30.94)%
Other Comprehensive Income                     -                -                      (933)          (0.40)%
Treasury Stock                                 -            0.00%                         -           0.00%
                             -------------------------------------      ------------------------------------
     Total Common Equity                 224,823           41.40%                   151,041          65.20%
Preferred Stock                                -            0.00%                         -           0.00%
Long-term Debt                            64,305           11.84%                    40,625          17.54%
Intercompany Long term Debt              253,986           46.76%                    40,000          17.27%
                             -------------------------------------      ------------------------------------
Total Capitalization                     543,114          100.00%                   231,666         100.00%
                             =====================================      ====================================

Debt to Capitalization                    58.60%                                     34.80%


                                 Colonial Gas Company                 Boston Gas Company

                                                 Percent of
                             Thousands of Dollars  Total             Thousands of Dollars
                            -------------------------------         ----------------------
Common Stock                            269,429     37.46%                      611,993
Retained Earnings                           (94)    -0.01%                      (22,817)
Other Comprehensive Income               (2,055)     (0.29)%                     (9,823)
Treasury Stock                                -      0.00%                            -
                            -------------------------------         ----------------------
     Total Common Equity                267,280     37.16%                      579,353
Preferred Stock                               -      0.00%                       13,840
Commercial Paper
Long-term Debt                          105,216     14.63%                      223,403
Intercompany Long term Debt             346,736     48.21%                      801,081
                            -------------------------------         ----------------------
Total Capitalization                    719,232    100.00%                    1,617,677
                            ===============================         ======================

Debt to Capitalization                   62.84%                                  64.19%


                             The Brooklyn Union Gas Company          KeySpan Gas East Corporation

                                                 Percent of
                             Thousands of Dollars  Total             Thousands of Dollars
                            -------------------------------         ----------------------
Common Stock                            468,747     29.86%                      532,862
Retained Earnings                       467,625     29.79%                      146,545
Other Comprehensive Income              (12,103)     (0.77)%                    (32,317)
Treasury Stock                                -      0.00%                            -
                            -------------------------------         ----------------------
     Total Common Equity                924,269     58.88%                      647,090
Preferred Stock                               -      0.00%                            -
Long-term Debt                          645,598     41.12%                      525,000
Intercompany Long term Debt                   -      0.00%                      301,826
                            -------------------------------         ----------------------
Total Capitalization                  1,569,867    100.00%                    1,473,916
                            ===============================         ======================

Debt to Capitalization                   41.12%                                  56.10%

Note - For PUHCA Filing purposes LTD includes the current redemption, commercial paper and preferred stock is included in both the numerator and denominator.

                                                          APPENDIX B

Retained Earnings Analysis - for the period September 30, 2002 through December 31, 2002
----------------------------------------------------------------------------------------
                                                           The Brooklyn Union       KeySpan Gas
                                   Consolidated              Gas Company          East Corporation      KeySpan Corporation

                                   Thousands of              Thousands of           Thousands of           Thousands of
                                      Dollars                  Dollars                Dollars                 Dollars
                               ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 10/1/02                439,181                 450,012                106,542                 (286,663)
Earnings                                    148,576                  41,113                 40,003                   (1,060)
Equity Earnings adjustment                        -                       -                      -                1,114,917
Common Dividends                            (63,459)                (23,500)                     -                        -
Preferred Dividends                          (1,463)                      -                      -                        -
                               ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 12/31/02               522,835                 467,625                146,545                  827,194
                               =====================      ==================     ==================    =====================

                               EnergyNorth
                               Natural Gas, Inc.          Boston Gas Company     Essex Gas Company     Colonial Gas Company

                                   Thousands of              Thousands of           Thousands of           Thousands of
                                      Dollars                  Dollars                Dollars                 Dollars
                               ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 10/1/02                (74,105)                (29,612)                 4,025                   (6,202)
Earnings                                      2,426                   7,021                  2,087                    6,108
Equity Earnings adjustment                        -                       -                      -                        -
Common Dividends                                  -                       -                      -                        -
Preferred Dividends                               -                    (226)                     -                        -
Other                                             -                       -                      -                        -
                               ---------------------      ------------------     ------------------    ---------------------
Retained Earnings at 12/31/02               (71,679)                (22,817)                 6,112                      (94)
                               =====================      ==================     ==================    =====================

                              KeySpan Generation LLC

                                 Thousands of
                                    Dollars
                             ---------------------
Retained Earnings at 10/1/02               43,679
Earnings                                    9,080
Equity Earnings adjustment                      -
Common Dividends                          (20,000)
Preferred Dividends                             -
                             ---------------------
Retained Earnings at 12/31/02              32,759
                             =====================


                             KeySpan New England, LLC

                                 Thousands of
                                    Dollars
                             ---------------------
Retained Earnings at 10/1/02              (23,643)
Earnings                                   (2,577)
Equity Earnings adjustment                217,490
Common Dividends                                -
Preferred Dividends                          (226)
Other                                           -
                             ---------------------
Retained Earnings at 12/31/02             191,044
                             =====================

                                   APPENDIX C

Investments in EWGs and FUCOs at 12/31/02
-----------------------------------------

                                                                                                    Percent of
                                                                   $ Thousands                     Total Equity
                                                                 ----------------                 --------------
Investment
      KeySpan Ravenswood LLC                                             545,549                         18.53%
      Finsa Energeticos, S. de R. L. de C. V.                                  -                          0.00%
      Phoenix Natural Gas Limited                                         53,097                          1.80%
      KeySpan-Glenwood Energy Center, LLC                                 93,071                          3.16%
      KeySpan-Port Jefferson Energy Center, LLC                          101,074                          3.43%
      KeySpan-Ravenswood Expansion                                       182,188                          6.19%
                                                                 ----------------                 --------------
      Total Current Investments                                          974,979    A                    33.11%

Consolidated Retained Earnings                                           515,939    B

Total Equity                                                           2,944,592    C


Percentages
      Current Investments to Retained Earnings                           188.97%   A/B
      Current Investments to Total Equity                                 33.11%   A/C

Remaining Authorized Investment - Thousands of Dollars (1)             1,225,021


Retained Earnings is an average balance based on the last four quarters.

(1) Pursuant to Commission Order, Release No. 35-27612, File No. 70-100063, issued on December 6, 2002, KeySpan may make investments of up to an aggregate of $2.2 billion in EWGs and FUCOs.